[DECHERT LETTERHEAD]

February 5, 2014

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investment Company (File No. 811-3153); Russell Investment Funds (File No. 811-5371); and Russell Exchange Traded Funds Trust (File No. 811-22320); Definitive Proxy Statement on Schedule 14A

Dear Sir or Madam:

Transmitted herewith on behalf of the above named registrants is a definitive proxy statement on Schedule 14A.

No fees are required in connection with this filing. Please call me at (617) 728-7134 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Very truly yours,

/s/ Stephen R. Ferrara
Stephen R. Ferrara

cc:	John V. O’Hanlon

Mary Beth Rhoden Albaneze